SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 0-29620

LJ International Inc.

(Translation of registrant’s name into English)

UNIT #12, 12/F, BLOCK A

FOCAL INDUSTRIAL CENTRE

21 MAN LOK STREET, HUNG HOM, HONG KONG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

LJ INTERNATIONAL INC. (REGISTRANT)

Date: November 15, 2011	By:	/S/ NG HON TAK RINGO
NG HON TAK RINGO
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release.

EXPLANATORY NOTE

LJ International Inc. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) to its Report on Form 6-K dated August 25, 2011, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2011 (the “Original Filing”), solely to amend its disclosures set forth therein to reflect that basic and diluted earnings per share for the second quarter have been revised to $0.05 and basic and diluted earnings per share for the first half year ended June 30, 2011 have been revised to $0.17 to reflect the effect of charges to the holders of convertible preferred shares issued by LJI subsidiary, Enzo Jewelry Inc to institutional investors during second quarter of 2011.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing other than as expressly indicated in this Amendment.